COLUMBIA FUNDS SERIES TRUST I

One Financial Center

Boston, MA 01776

December 15, 2010

VIA EDGAR

Ms. Laura E. Hatch

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4720

Washington, DC 20549-4720

Re:	Columbia Funds Series Trust I (the “Registrant”)

Registration Nos. 002-99356; 811-04367

Dear Ms. Hatch:

Reference is made to Post-Effective Amendment No. 114 (the “Amendment”) to the registration statement on Form N-1A of Columbia Funds Series Trust I (the “Trust”). This Amendment was filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 as an annual update of the Trust’s registration statement. In addition to Part C and other ancillary materials, the Amendment includes: (i) the prospectuses for Class A, Class B, Class C and (for Columbia Asset Allocation Fund) Class T shares and the prospectuses for Class Z shares (collectively, the “Prospectuses”) of the Trust relating to the Columbia Asset Allocation Fund and Columbia Liberty Fund series of the Trust (the “Funds”), as applicable, and (ii) the Statement of Additional Information (the “SAI”) of the Trust relating to the Funds and to certain other series of the Trust. It is anticipated that soon after the receipt of any comments that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) may have on the Amendment, the Trust and its principal underwriter will request that the effectiveness of the Amendment be accelerated to January 31, 2010.

REQUEST FOR SELECTIVE REVIEW

In accordance with the release issued by the Commission regarding selective review, Revised Procedures For Processing Registration Statements, Post-Effective Amendments and Preliminary Proxy Materials Filed by Registered Investment Companies, Investment Company Act Release No. 13768 (February 15, 1984), the Trust requests selective review of the Amendment, as explained in more detail below. Much of the information in the Amendment is substantially identical to information contained in prior filings, as described below, and therefore already has been subject to the review of the Staff.

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Prospectus.

The sections captioned “Investment Objective”, “Fees and Expenses of the Fund”, “Portfolio Turnover”, “Performance Information”, “Investment Adviser and Portfolio Manager(s)”, “Purchase and Sale of Fund Shares”, “Tax Information” “Payments to Broker-Dealers and Other Financial Intermediaries”, “Additional Investment Strategies and Policies”, “Financial Highlights”, and “Hypothetical Fees and Expenses” have been subject to prior review by the Staff in connection with Post-Effective Amendment No. 96 to the registration statement of the Trust filed pursuant to Rule 485(a)(1) on December 2, 2009.

The section captioned “Principal Investment Strategies” (other than the third and fourth paragraphs of the section) of the prospectuses is substantially identical to the corresponding disclosure in the prospectuses of Columbia LifeGoal® Growth Portfolio, Columbia LifeGoal® Balanced Growth Portfolio, Columbia LifeGoal® Growth and Income Portfolio, Columbia LifeGoal® Income Portfolio (the “LifeGoal Portfolios”), which have been subject to prior review by the Staff in connection with Post-Effective Amendment No. 83 to the registration statement of Columbia Funds Series Trust filed pursuant to Rule 485(a)(1) on May 28, 2010 (the “May 2010 CFST Amendment”).

The section captioned “Principal Risks” is substantially identical to the section of the prospectuses of the LifeGoal Portfolios captioned “Principal Risks”, which has been subject to prior review by the Staff in connection with the May 2010 CFST Amendment, except with respect to the following risks, which were not included in the May 2010 CFST Amendment: “Focused Portfolio Risk”, “Geographic Concentration Risk”, “Inflation Protected Securities Risk”, “Infrastructure-Related Companies Risk”, “Leverage Risk”, “Master Limited Partnership Risk”, “Quantitative Model Risk” and “Tax Risk”.

The section captioned “Underlying Funds Summary” is substantially identical to the section of the prospectuses of the LifeGoal Portfolios captioned “Underlying Funds Summary”, which has been subject to prior review by the Staff in connection with the May 2010 CFST Amendment, except with respect to the descriptions of the underlying funds listed on Schedule A hereto, which were not included in the May 2010 CFST Amendment.

The section captioned “Management of the Fund” (other than the disclosure under “Primary Service Providers—Portfolio Managers”, the second paragraph under “Primary Service Providers—The Administrator” and “Primary Service Providers—Expense Reimbursement Arrangements”), the front cover of the prospectuses and back cover of the prospectuses have been subject to prior review by the Staff in connection with Post-Effective Amendment No. 107 to the registration statement of the Trust filed pursuant to Rule 485(a)(1) on June 30, 2010.

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The disclosure under (i) the section captioned “About Class Z Shares” in the prospectuses offering Class Z shares, (ii) the section captioned “Choosing a Share Class” in the prospectuses offering the other share classes, (iii) the section captioned “Buying, Selling and Exchanging Shares”, and (iv) the section captioned “Distribution and Taxes” has been subject to prior review by the Staff in connection with Post-Effective Amendment No. 63 to the registration statement of RiverSource Bond Series, Inc. filed pursuant to Rule 485(a)(1) on July 9, 2010. Certain series of the Trust have added new share classes by amending the Trust’s registration statement pursuant to Rule 485(b)(1)(vii) in accordance with approval granted by the Staff on September 8, 2010 based on the Staff’s review of the July 9, 2010 filing by RiverSource Bond Series, Inc.

Accordingly, the Trust requests selective review of the remaining disclosure in the Prospectuses.

Statement of Additional Information.

Except as to the disclosure described on Schedule B hereto, the disclosure in the SAI has been subject to prior review by the Staff in connection with the following filings made pursuant to Rule 485(a)(1): Post-Effective Amendment No. 107 to the Trust’s registration statement filed on June 30, 2010, Post-Effective Amendment Nos. 105 and 106 to the Trust’s registration statement filed on May 28, 2010, Post-Effective Amendment No. 101 to the Trust’s registration statement filed on February 26, 2010, Post-Effective Amendment No. 100 to the Trust’s registration statement filed on January 29, 2010, Post-Effective Amendment No. 98 to the Trust’s registration statement filed on December 30, 2009, Post-Effective Amendment No. 96 to the registration statement of the Trust filed on December 2, 2009, and Post-Effective Amendment No. 81 to the registration statement of Columbia Funds Series Trust filed on April 29, 2010. Information relating to series of the Trust other than the Funds also appears in the SAI, which is structured as a joint SAI, but such information has been added in previous post-effective amendments filed with respect to such series pursuant to Rule 485(b), and the Amendment does not relate to such series. In addition, some of the information previously reviewed by the Staff has been re-formatted to accommodate the inclusion of a greater number of series with different fiscal years into a single SAI.

Accordingly, the Trust requests selective review of the remaining disclosure in the SAI.

Part C Materials.

Except for exhibits filed after June 30, 2010, the disclosure in Part C of the Amendment has been subject to prior review by the Staff in connection with Post-Effective Amendment No. 107 to the Trust’s registration statement filed June 30, 2010. Therefore, the Trust requests selective review of the remainder of Part C.

* * * * *

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Please do not hesitate to call me at 617-772-3743 if you have any questions or if you require additional information.

Sincerely,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga

Assistant Secretary

Schedule A

Columbia Diversified Equity Income Fund	Threadneedle International Opportunity Fund
Columbia Dividend Opportunity Fund	Columbia Diversified Bond Fund
Columbia Equity Value Fund	Columbia Emerging Markets Bond Fund
Columbia Large Core Quantitative Fund	Columbia Floating Rate Fund
Columbia Large Growth Quantitative Fund	Columbia Global Bond Fund
Columbia Large Value Quantitative Fund	Columbia Inflation Protected Securities Fund
Columbia Marsico Flexible Capital Fund	Columbia Intermediate Bond Fund
Columbia Marsico Growth Fund	Columbia Limited Duration Credit Fund
Columbia Recovery and Infrastructure Fund	Columbia U.S. Government Mortgage Fund
Columbia Select Large-Cap Value Fund	RiverSource Short Duration U.S. Government Fund
Columbia Strategic Investor Fund	Columbia High Yield Bond Fund
RiverSource Partners Fundamental Value Fund	Columbia Income Opportunities Fund
Seligman Growth Fund, Inc.	Columbia Money Market Fund
Columbia Acorn Fund	Columbia 120/20 Contrarian Equity Fund
Columbia Acorn Select	Columbia Absolute Return Currency and Income Fund
Columbia Mid Cap Growth Opportunity Fund	Columbia Seligman Communications and Information Fund, Inc.
Columbia Mid Cap Value Opportunity Fund	Columbia Seligman Global Technology Fund
Seligman Capital Fund, Inc.	Columbia Strategic Allocation Fund
Columbia Frontier Fund, Inc.	RiverSource LaSalle Global Real Estate Fund
Columbia Multi-Advisor Small Cap Value Fund	RiverSource LaSalle Monthly Dividend Real Estate Fund
Columbia Select Smaller-Cap Value Fund	RiverSource Precious Metals and Mining Fund
RiverSource Disciplined Small and Mid Cap Equity Fund	RiverSource Real Estate Fund
RiverSource Disciplined Small Cap Value Fund
Columbia Acorn International Select
Columbia Asia Pacific ex-Japan Fund
Columbia Emerging Markets Opportunity Fund
Columbia European Equity Fund
Columbia Global Equity Fund
Columbia Global Extended Alpha Fund
Columbia Multi-Advisor International Value Fund
RiverSource Disciplined International Equity Fund
RiverSource Partners International Select Growth Fund
RiverSource Partners International Small Cap Fund
Threadneedle Global Equity Income Fund

Schedule B

“SAI Primer”: Definition of “Columbia Funds” and Columbia Funds Family

“About the Funds’ Investments—Disclosure of Portfolio Information—Public Disclosures”: Fourth bullet under the first paragraph and the second paragraph.

“About the Funds’ Investments—Disclosure of Portfolio Information—Other Disclosures”: Fourth paragraph.

“Investment Advisory and Other Services—The Adviser and Investment Advisory Services—Portfolio Manager(s) Information”

“Investment Advisory and Other Services—The Adviser and Investment Advisory Services—Manager of Managers Exemption”

“Investment Advisory and Other Services—Other Services Provided—The Transfer Agent”

“Investment Advisory and Other Services—Distribution and Servicing Plans”

“Investment Advisory and Other Services—Proxy Voting Policies and Procedures”: Fourth paragraph

“Purchase, Redemption and Pricing of Shares—Purchase and Redemption—Front-End Sales Charge Waivers” and “—Contingent Deferred Sales Charge Waivers (Class A, Class B, Class C and Class T Shares)”

Appendix C

Appendix E

Appendix F